UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  April 24, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: April 24. 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 12-17-TR	Date:	April 24, 2012

TECK REPORTS UNAUDITED FIRST QUARTER RESULTS FOR 2012

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) reported first quarter adjusted profit of $504 million, or $0.86 per share, up 12% from $450 million in 2011.

“Our strong first quarter results demonstrate continued solid operating performance and the successful execution of our ongoing expansion programs, particularly in coal. Gross profit was similar to the first quarter of 2011, but cash flow from operations was up 14%. Our near-term copper growth projects are on track and, with the acquisition of SilverBirch, we increased our contingent bitumen resources by 67% to 3.5 billion barrels. With a strong balance sheet and strong cash flow, we are well positioned to successfully pursue our longer term growth plans,” said Don Lindsay, President and CEO.

Highlights and Significant Items

—	We achieved record first quarter revenues and gross profits of $2.5 billion and $918 million, respectively, in the first quarter of 2012.

—	Gross profit before depreciation and amortization of $1.1 billion in the first quarter was similar to the first quarter of 2011.

—	Cash flow from operations, before working capital changes, was $1.0 billion in the first quarter of 2012, 14% higher than $874 million a year ago.

—	Profit attributable to shareholders was $218 million and EBITDA was $781 million in the first quarter.

—
Coal production increased to 6.3 million tonnes in the quarter, up 43% from the first quarter of 2011. This was the result of the successful execution of our ongoing expansion program. In addition, coal production in the first quarter of 2011 was negatively impacted by unusual weather-related events and a strike at our Elkview mine.

—
To date we have reached agreements with our coal customers to sell 6.3 million tonnes of coal in the second quarter of 2012 at an average price of US$202 per tonne. We expect to conclude additional sales over the course of the quarter as demand has improved and supplies, particularly from Australia, have been constrained.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, VP Corporate Affairs	604.699.4616

Additional corporate information is available at www.teck.com

—
In early April, we closed our acquisition of SilverBirch Energy Corporation (“SilverBirch”) for a net cash outlay of $432 million, which gives us full ownership of the Frontier oil sands project, including the Equinox property. As a result, our total contingent resource for all of our oil sands projects has increased by 67% to 3.5 billion barrels of bitumen.

—	Our cash balance was $3.8 billion at March 31, 2012, after dividend payments, capital expenditures, share repurchases and investments totaling $728 million in the first quarter.

—
In February we refinanced $1 billion of our high-yield notes, replacing it with debt of longer maturities and lower effective interest rates averaging 4.2%. This refinancing resulted in a $329 million after-tax charge to profit in the quarter and will reduce our annual interest expense by $80 million.

—	Our Quebrada Blanca and Carmen de Andacollo copper operations in Chile ratified new collective labour agreements during the quarter.

—
On April 23, 2012 we announced that on July 3, 2012 we will pay an eligible dividend of $0.40 per share on our outstanding Class A common shares and Class B subordinate voting shares to shareholders of record at the close of business on June 15, 2012.

2	Teck Resources Limited 2012 First Quarter News Release

This management’s discussion and analysis is dated as at April 23, 2012 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the three months ended March 31, 2012 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2011. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2011, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

Our continued focus on expanding coal and copper production is positively affecting our business and financial results. In coal, investments in new mining equipment, plant upgrades and people have resulted in substantial increases in material moved, increased clean coal production and sales. Our investments at Carmen de Andacollo and Antamina are expected to continue to generate increased copper production and we continue to advance Quebrada Blanca Phase 2 and Relincho. We also strengthened our energy business unit by consolidating ownership of our now wholly-owned Frontier project.

Prices for our key products in our metal units strengthened during the first quarter. Copper prices remain strong, but unit operating costs increased as a result of higher input costs, lower grades and higher stripping ratios at many of our mines. Contract coal prices and coal markets remain weaker than those we experienced in the previous nine months, but are higher than in the same quarter last year. Unit operating costs at our coal operations also decreased significantly. Coal production and sales significantly outpaced last year.

We refinanced $1.05 billion of high-yield notes with $1 billion of new notes at an average effective interest rate of 4.2%. This transaction will reduce our annual interest charge by $80 million and extended the average term of our debt to 15.1 years.

Our strong cash flow, debt capacity and cash position of $3.8 billion, together with access to capital markets, should provide the financial capacity necessary to fund our attractive portfolio of growth projects.

3	Teck Resources Limited 2012 First Quarter News Release

Profit and Adjusted Profit*

Adjusted profit, which excludes the effect of certain transactions described in the table below, was $504 million, or $0.86 per share, in the first quarter of 2012 compared with $450 million, or $0.76 per share in the same period a year ago. The higher adjusted profit was primarily due to a significantly higher contribution from our coal business unit and increased copper sales, partly offset by higher operating costs at our copper operations. Also contributing to the higher adjusted profit were positive after-tax pricing adjustments of $57 million compared to negative after-tax pricing adjustments of $18 million in the first quarter of 2011, which resulted from rising metal prices, particularly copper in the quarter.

Profit attributable to shareholders in the first quarter was also affected by a $329 million after-tax charge related to the refinancing of a portion of our debt. This was partly offset by a $55 million after-tax gain related to an increase in the fair value of our option to call certain of our high-yield notes prior to their maturity, which resulted from declining interest rates in the quarter. Profit attributable to shareholders was $218 million, or $0.37 per share, in the first quarter compared with $461 million or $0.78 per share in the same period last year.

	Three months ended March 31,
($ in millions)	2012	2011

Profit attributable to shareholders as reported	$218	$461
Add (deduct):
Derivative (gains) losses	(59)	4
Financing items	329	-
Other (note 1)	16	(15)
Adjusted profit	$504	$450

Adjusted earnings per share	$0.86	$0.76

(1)	Includes foreign exchange, asset sale gains and one-time collective agreement charges.
_______________________________

*
Our financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”). This news release refers to adjusted profit, adjusted earnings per share, EBITDA and gross profit before depreciation and amortization, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or GAAP in the United States. For adjusted profit we adjust profit as reported to remove the effect of certain kinds of transactions in these measures. EBITDA is profit before net finance expense, income taxes, depreciation and amortization. Gross profit before depreciation and amortization is gross profit with depreciation and amortization added back. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

4	Teck Resources Limited 2012 First Quarter News Release

Business Unit Results

Our business unit results are presented in the tables below.

Three months ended March 31
($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2012	2011	2012	2011	2012	2011

Copper	$753	$773	$366	$469	$285	$398
Coal	1,198	1,019	645	477	540	356
Zinc	595	574	119	167	93	143
Energy	1	-	1	-	-	-
Total	$2,547	$2,366	$1,131	$1,113	$918	$897

Despite a 14% rise in copper sales volumes as a result of higher production levels and timing of shipments, gross profit before depreciation and amortization from our copper business unit decreased by $103 million in the first quarter compared with a year ago. This was primarily as a result of lower copper prices and other by-product prices. Costs also rose in the quarter, reflecting cost pressures for most input categories, additional milling throughput at Carmen de Andacollo, Antamina and Highland Valley, timing of maintenance projects and a one-time labour settlement charge of $16 million at our Chilean operations. Our average cash unit cost of product sold in the first quarter of 2012 was US$1.60 per pound, excluding one-time labour settlement costs, compared with US$1.40 per pound in the first quarter of 2011. Copper production in the first quarter rose by 8% to 81,000 tonnes compared with a year ago, reflecting our share of additional production from Antamina’s mine expansion program and improvements at Carmen de Andacollo and Quebrada Blanca. Copper production at Highland Valley was lower than expected as we experienced delays in accessing higher grade ore. Severe weather conditions at Quebrada Blanca also constrained mining activities in the first quarter.

Gross profit before depreciation and amortization from our coal business unit increased by $168 million in the first quarter as a result of higher coal prices, increased sales volumes and lower unit costs. Coal production increased by 43% to 6.3 million tonnes in the quarter. This was partly a result of our expanded production capacity and partly because coal production was negatively impacted by unusual weather-related events and the strike at our Elkview mine in the first quarter of 2011. Sales volumes were 5.3 million tonnes and reflected weaker market conditions for steelmaking coal. The average coal price of US$223 per tonne in the first quarter was up 8% over the first quarter of last year despite the weaker market conditions. Unit cost of product sold in the first quarter, before transportation and depreciation charges, improved to $70 per tonne compared with $76 per tonne a year ago as the fixed costs were spread over a significantly larger production volume.

Gross profit before depreciation and amortization from our zinc business unit decreased by $48 million in the first quarter compared with a year ago primarily due to lower metal prices and higher concentrate purchase costs for silver at Trail, partially offset by higher sales volumes. As expected, zinc production at Red Dog declined by 10% in the first quarter compared with the same period a year ago because more ore was mined from the lower grade Aqqaluk pit. Refined zinc production from Trail rose slightly as a result of improved process plant reliability, while refined lead decreased by 7% due to a scheduled lead refinery shutdown in March. Zinc

5	Teck Resources Limited 2012 First Quarter News Release

sales volumes in the first quarter from Red Dog increased by 19% as a result of the timing of shipments, partly due to advancement of deliveries by certain customers and higher consumption of offsite inventories. Zinc and lead prices decreased 16% and 19%, respectively, in the first quarter of 2012 compared with the same period a year ago.

Revenues

Revenues from operations were $2.5 billion in the first quarter compared with $2.4 billion a year ago. Revenues from our copper business unit remained similar to a year ago as higher sales volumes were offset by lower copper prices. Coal revenues increased by $179 million compared with the first quarter of 2011 as a result of higher realized coal prices and a 7% increase in sales volumes. Revenues from our zinc business unit rose slightly from a year ago as higher sales volumes from Red Dog and Trail were partially offset by lower metal prices.

Average Prices and Exchange Rates*

	Three months ended
	March 31,
	2012	2011	% Change

Copper (LME Cash - US$/pound)	3.77	4.38	-14%
Coal (realized - US$/tonne)	223	207	+8%
Zinc (LME Cash - US$/pound)	0.92	1.09	-16%
Silver (LME PM fix – US$/ounce)	33	32	+3%
Molybdenum (published price - US$/pound)	14	17	-18%
Lead (LME Cash - US$/pound)	0.95	1.18	-19%
Cdn/U.S. exchange rate (Bank of Canada)	1.00	0.99	+1%

*
Except for coal prices, the average commodity prices disclosed above are based on published benchmark prices and are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the price published in Platts Metals Week.

6	Teck Resources Limited 2012 First Quarter News Release

BUSINESS UNIT RESULTS

The table below shows our production and sales of our major commodities.

	Units (000's)	Production		Sales
		First Quarter		First Quarter
		2012	2011	2012	2011

Principal products

Copper (note 1)
Contained in concentrate	tonnes	63	57	65	56
Cathode	tonnes	18	18	18	17
		81	75	83	73

Coal	tonnes	6,265	4,379	5,305	4,950

Zinc
Contained in concentrate	tonnes	147	166	135	129
Refined	tonnes	74	72	76	73

Other products
Lead
Contained in concentrate	tonnes	23	21	-	-
Refined	tonnes	21	23	22	20

Molybdenum
Contained in concentrate	pounds	2,970	1,879	3,110	2,355

(1)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

7	Teck Resources Limited 2012 First Quarter News Release

REVENUES AND GROSS PROFIT
QUARTER ENDED MARCH, 31

Our revenue, gross profit before depreciation and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2012	2011	2012	2011	2012	2011

Copper
Highland Valley Copper	$220	$210	$106	$116	$84	$99
Antamina	206	218	148	160	142	154
Quebrada Blanca	136	143	44	82	19	59
Carmen de Andacollo	155	157	58	93	36	73
Duck Pond	34	45	10	18	4	13
Other	2	-	-	-	-	-
	753	773	366	469	285	398

Coal (note 1)	1,198	1,019	645	477	540	356

Zinc
Trail	495	485	40	77	28	65
Red Dog	153	143	77	86	64	74
Other	2	6	2	4	1	4
Inter-segment sales	(55)	(60)	-	-	-	-
	595	574	119	167	93	143

Energy	1	-	1	-	-	-

TOTAL	$2,547	$2,366	$1,131	$1,113	$918	$897

(1)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River mines, and have a 95% partnership interest in the Elkview mine and an 80% interest in the Greenhills mine.

8	Teck Resources Limited 2012 First Quarter News Release

COPPER

Highland Valley Copper (97.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31,
	2012	2011

Tonnes milled (000's)	10,874	9,581

Copper
Grade (%)	0.22	0.26
Recovery (%)	83.9	87.5
Production (000's tonnes)	20.1	21.4
Sales (000's tonnes)	23.1	20.2

Molybdenum
Production (million pounds)	2.2	1.4
Sales (million pounds)	2.3	1.8

Cost of sales ($ millions)
Operating costs	$106	$86
Distribution costs	$8	$8
Depreciation and amortization	$22	$17

Gross profit summary ($ millions)
Before depreciation and amortization	$106	$116
Depreciation and amortization	(22)	(17)
After depreciation and amortization	$84	$99

(1)	Results do not include a provision for the 2.5% non-controlling interest in Highland Valley Copper.

The decline in Highland Valley Copper's first quarter gross profit before depreciation and amortization was primarily due to lower copper prices, partially offset by a 14% increase in copper sales volumes as a result of timing of shipments.

Copper production of 20,100 tonnes was 6% lower than the same period last year primarily as a result of lower feed grades available during the quarter, partially offset by 13% higher throughput in the mill. Mine sequencing delayed the return to higher grade mining due to minor geotechnical issues with an access ramp. Higher grade production from the east wall of the Valley pit is expected to increase for the balance of 2012 as the development of larger mining fronts in this area is now progressing well. Meanwhile, throughput improvement projects enabled the mill to process additional low grade material from other areas during the quarter.  Molybdenum production of 2.2 million pounds increased by 58% over the corresponding period last year primarily due to higher feed grades.

Operating costs charged to cost of sales increased by $20 million to $106 million primarily due to the effect of higher sales volumes and a greater proportion of costs capitalized in the first

9	Teck Resources Limited 2012 First Quarter News Release

quarter of 2011 as part of the mine life extension program. Increases to milling costs as a result of higher throughput were largely offset by productivity improvement projects in the mine.

Execution of the $475 million mill modernization project is progressing well. Detailed engineering is advancing and the bulk of the excavation work is finished. The project is expected to increase throughput by 10% and improve metal recoveries over the life of the mine, with completion expected in the fourth quarter of 2013.

Highland Valley Copper production in 2012 is still expected to be in the range of 105,000 to 110,000 tonnes of copper, with higher production planned in the second half of the year.

10	Teck Resources Limited 2012 First Quarter News Release

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31,
	2012	2011

Tonnes milled (000's)
Copper-only ore	6,387	4,972
Copper-zinc ore	3,776	4,316

	10,163	9,288
Copper (note 1)
Grade (%)	1.05	0.99
Recovery (%)	86.6	83.5
Production (000's tonnes)	94.8	76.4
Sales (000's tonnes)	94.3	80.3

Zinc (note 1)
Grade (%)	1.9	2.2
Recovery (%)	79.4	84.7
Production (000's tonnes)	59.3	84.8
Sales (000's tonnes)	47.5	90.0

Molybdenum
Production (million pounds)	3.4	2.1
Sales (million pounds)	4.4	2.6

Cost of sales (US$ millions)
Operating costs	$175	$140
Distribution costs	$24	$25
Royalties and other costs (note 2)	$56	$66
Depreciation and amortization	$29	$26

Gross profit summary (our 22.5% share) ($ millions)
Before depreciation and amortization	$148	$160
Depreciation and amortization	(6)	(6)
After depreciation and amortization	$142	$154

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty in connection with the acquisition of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

The decrease in our 22.5% share of Antamina’s gross profit before depreciation and amortization in the first quarter was primarily due to lower metal prices.

11	Teck Resources Limited 2012 First Quarter News Release

Tonnes milled in the first quarter were 9% higher than a year ago and averaged approximately 112,000 tonnes per day. In the month of March, the mill achieved a throughput rate of approximately 131,000 tonnes per day.

The mix of mill feed in the first quarter was 63% copper-only ore and 37% copper-zinc ore, compared with 54% and 46%, respectively, in the same period a year ago. Copper production, on a 100% basis, was 94,800 tonnes compared with 76,400 tonnes in the first quarter of 2011 as a result of the tonnes of copper ore processed, as well as higher head grades and improved recovery. As anticipated, zinc production decreased significantly to 59,300 tonnes from 84,800 tonnes in the same period a year ago due to a 13% decrease in copper-zinc ore processed in the quarter and lower zinc grades and recoveries arising from the nature of the orebody. Molybdenum production was significantly higher in the first quarter compared with a year ago as a result of higher throughput of copper-only ores with higher molybdenum grades.

The Antamina expansion project commissioned and operated SAG mill number 2 and ball mill number 4, as well as the expanded flotation circuits for both copper and zinc recovery. Other elements of the expansion, including additional mining equipment and mine infrastructure, process water supply and tailings dam works are ongoing as scheduled.

12	Teck Resources Limited 2012 First Quarter News Release

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31,
	2012	2011

Tonnes placed (000's)
Heap leach ore	1,453	1,438
Dump leach ore	5,438	6,339

	6,891	7,777
Grade (TCu%) (note 1)
Heap leach ore	0.86	0.80
Dump leach ore	0.46	0.41

Production (000's tonnes)
Heap leach ore	10.5	7.6
Dump leach ore	6.4	8.2

	16.9	15.8

Sales (000's tonnes)	16.4	14.9

Cost of sales (US$ million)
Operating costs	$90	$59
Distribution costs	$2	$2
Depreciation and amortization	$25	$23

Gross profit summary ($ millions) (note 2)
Before depreciation and amortization	$44	$82
Depreciation and amortization	(25)	(23)
After depreciation and amortization	$19	$59

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the 23.5% non-controlling interest in Quebrada Blanca.

Quebrada Blanca’s gross profit before depreciation and amortization declined in the first quarter due to lower copper prices, higher operating costs and a one-time labour settlement charge of US$6 million for the new 46-month labour agreement ratified in the quarter.

For the second consecutive year, heavy rains and severe weather conditions affected mining operations during the first quarter. Although more rain was experienced this year, the operation was better prepared than last year, and this was reflected in the slightly higher copper production levels. The severe weather conditions restricted mine material movement and reduced ore placed on the leach pads, consequently lowering copper in the copper solution. These items were partly offset by an increase in SX-EW plant capacity.

Operating costs increased by $31 million in the first quarter compared with the same period a year ago as a result of higher fuel costs, the timing of maintenance projects, the effect of higher sales volumes which rose 10%, and the US$6 million labour settlement charge.

13	Teck Resources Limited 2012 First Quarter News Release

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31,
	2012	2011

Tonnes milled (000’s)	3,898	3,723
Copper
Grade (%)	0.51	0.50
Recovery (%)	88.1	86.8
Production (000’s tonnes)	17.6	16.3
Sales (000’s tonnes)	16.8	14.0

Gold (note 1)
Production (000’s ounces)	12.9	13.6
Sales (000’s ounces)	13.1	11.8

Copper cathode
Production (000’s tonnes)	1.6	2.0
Sales (000’s tonnes)	2.0	2.0

Cost of sales (US$ million)
Operating costs	$91	$60
Distribution costs	$6	$6
Depreciation and amortization	$22	$20

Gross profit summary ($ millions) (note 2)
Before depreciation and amortization	$58	$93
Depreciation and amortization	(22)	(20)
After depreciation and amortization	$36	$73

(1)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc.
(2)	Results do not include a provision for the 10% non-controlling interest in Andacollo.

The decrease in Carmen de Andacollo’s first quarter gross profit before depreciation and amortization was primarily due to lower copper prices, higher operating costs and a one-time labour settlement cost of US$10 million for the new 45-month labour agreement ratified in the quarter.

Copper production increased by 8% in the first quarter compared with a year ago, reflecting higher mill throughput and improved recoveries. We are pre-commissioning the new 20,000-tonnes-per-day pre-crushing plant to help us achieve the design mill throughput of 55,000 tonnes per day. We expect to start ramp-up of this plant in May. Mill modifications and new liners are planned to be in place for the second quarter which will increase SAG motor capacity by an additional 10%. An upgrade to the capacity of the main ore feed conveyor is in progress and is expected to be in place early in the third quarter.

14	Teck Resources Limited 2012 First Quarter News Release

Operating costs increased by $31 million in the first quarter compared with the same period a year ago due to the effect of higher sales volumes that rose 20%, higher fuel and power costs, increased consumable costs reflecting higher production levels and the US$10 million labour settlement charge.

The expansion study at Carmen de Andacollo has evaluated both additional grinding (SAG mill 2) and additional pre-crushing as ways to increase concentrator throughput. Project evaluations of these alternatives were essentially the same. As a result, further circuit configuration and economic evaluation for the expansion will be undertaken based on the performance of the new 20,000-tonnes-per-day pre-crushing plant during the second and third quarters of 2012. During this period we will continue infill drilling to evaluate the resource potential and our understanding of the ore body and continue our investigation in the sources available for additional water required for the expansion. We will also continue metallurgical test work to finalize the molybdenum recovery circuit. Both dust-control and water-use measures will be key to any expansion decision.

Our 2012 production guidance for the operation remains unchanged at between 70,000 to 75,000 tonnes of copper in concentrate and 5,000 tonnes of copper cathode.

Duck Pond (100%)

Duck Pond’s gross profit before depreciation and amortization was $10 million in the first quarter compared with $18 million in the same period last year. The decline was primarily due to lower sales volumes as a result of timing of shipments and lower metal prices. Copper and zinc production in the first quarter improved to 3,700 tonnes and 5,200 tonnes, respectively, compared with 2,700 tonnes and 4,600 tonnes, respectively, last year. Copper and zinc sales in the first quarter were 3,600 tonnes and 4,100 tonnes, respectively, compared with 3,900 tonnes and 7,500 tonnes, respectively, last year.

Copper Development Projects

Quebrada Blanca Phase 2

Subsequent to the end of the quarter we completed a feasibility study on our Quebrada Blanca hypogene project. We own a 76.5% interest in Quebrada Blanca. The other shareholders are a Chilean private company which owns a 13.5% interest and Empresa Nacional de Minera (“ENAMI”), a state-owned Chilean mining company, which has a 10% non-funding interest. The study estimates a capital cost for the development of the project of US$5.6 billion (in January 2012 dollars, not including working capital or interest during construction), of which our funding share would be US$4.8 billion. The study contemplates the construction of a 135,000 tonne per day concentrator and related facilities connected to a new port facility by 165 kilometre concentrate and desalinated water pipelines.

15	Teck Resources Limited 2012 First Quarter News Release

The total mineral reserve and mineral resource estimates for the hypogene project, as at April 19, 2012, are set out in the tables below. Mineral resources are reported separately from and do not include that portion of mineral resources that are classified as mineral reserves.

Mill — Mineral Reserve* within design reserve pit

	Tonnes (000’s)	Copper Grade (%Cu)	Molybdenum Grade (%Mo)
Probable	1,436,333	0.50	0.018

Mill — Mineral Resource* within design reserve pit

	Tonnes (000’s)	Copper Grade (%Cu)	Molybdenum Grade (%Mo)
Inferred	325,375	0.43	0.018

Mill — Mineral Resource* outside design reserve pit

	Tonnes (000’s)	Copper Grade (%Cu)	Molybdenum Grade (%Mo)
Indicated	744,176	0.42	0.014
Inferred	1,481,085	0.40	0.016

*	The mineral reserve and mineral resource estimates assume US$2.50 per pound of copper, US$12.50 per pound of molybdenum and a net smelter return cut-off of US$9.08 per tonne.

Approximately 19,000 meters of additional drilling has been completed since the data cut-off date for the feasibility mine plan. We currently expect the results of that drilling, when incorporated, will support the reclassification of additional tonnage from the inferred mineral resource to the measured and indicated mineral resource categories.

The mine plan developed for the feasibility study is expected to supply mill feed that includes 1.436 billion tonnes of probable mineral reserves. In addition, there is approximately 325 million tonnes of material currently classified as inferred mineral resource scheduled within the design reserve pit. The inferred mineral resource has not been drilled to a level that would support mineral reserve classification due in part to access restrictions related to the existing supergene operation and minor geotechnical issues.

The mine plan contemplates a mine life, including mineral reserves, inferred mineral resources, previously reported leach (supergene) resources and associated low-grade material, within the design reserve pit, of 39 years. Marginal material outside the mineral reserve and mineral resource statement is stockpiled in the early years of the mine plan and fed to the mill in later years. The significant mineral resource outside the mine plan pit provides the potential for expansion in future years and the mine facilities have been designed with this in mind.

Estimated key project operating parameters, taking into account the inferred resources included in the design reserve pit (the development case) and excluding the inferred resources (the base case) are summarized in the following table.

16	Teck Resources Limited 2012 First Quarter News Release

Development Case (measured, indicated and inferred resource)

	Years 1-5	Years 1-10	Life of Mine
Strip ratio (tonnes waste:tonnes ore)	0.10:1	0.22:1	0.48:1
Tonnes milled (tonnes per day)	135,000	135,000	135,000
Copper grade (%Cu)	0.62%	0.58%	0.48%
Molybdenum grade (%Mo)	0.020%	0.021%	0.018%
Contained copper production (tonnes per annum)	250,000	240,000	200,000
Contained molybdenum production (tonnes per annum)	6,000	6,000	5,000
C1 cash costs (US$)*	1.07	1.12	1.35

*	C1 cash costs are presented after by-product credit assuming US$12.50 per pound of molybdenum.

Base Case (measured and indicated resource)

	Years 1-5	Years 1-10	Life of Mine
Strip ratio (tonnes waste:tonnes ore)	0.26:1	0.41:1	0.82:1
Tonnes milled (tonnes per day)	135,000	135,000	135,000
Copper grade (%Cu)	0.61%	0.58%	0.49%
Molybdenum grade (%Mo)	0.020%	0.020%	0.018%
Contained copper production (tonnes per annum)	240,000	240,000	200,000
Contained molybdenum production (tonnes per annum)	6,000	6,000	5,000
C1 cash costs (US$)*	1.08	1.15	1.38

*	C1 cash costs are presented after by-product credit assuming US$12.50 per pound of molybdenum.

The hypogene project includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Inferred mineral resources are subject to greater uncertainty than measured or indicated resources and, notwithstanding our current expectations, it cannot be assumed that they will be successfully upgraded to measured and indicated status through further drilling. Nonetheless, based on the nature of the mineralization, we believe that the feasibility mine plan, including inferred mineral resources, represents the most likely initial development scenario for the Quebrada Blanca hypogene deposit.

As part of the ongoing project work plan for 2012, the social environmental impact assessment for the project is expected to be submitted to the Chilean regulatory authorities during the second quarter of 2012. Discussions are ongoing with various potential suppliers for power to the project. We are also in discussions with the other shareholders of Quebrada Blanca concerning financing options for the hypogene project, which may include limited recourse project financing and, possibly, bringing in a new funding partner. A decision to proceed with development will depend on the outcome of these discussions.

The scientific and technical information regarding the hypogene project was approved by Paul C. Bankes, P. Geo, and Michael J. Allan, P. Eng, who are employees of Teck. Mr. Bankes is a qualified person, as defined under National Instrument 43-101, and approved the geology, mineral resource and global mineral reserve estimates. Mr. Allan is a qualified person, as

17	Teck Resources Limited 2012 First Quarter News Release

defined under National Instrument 43-101, and approved the mine plans, metallurgy and the financial models on which the mineral reserves were based.

Relincho

The feasibility study is progressing on schedule and is expected to be complete by the end of the first quarter of 2013. Exploration and geotechnical drilling are ongoing and a new resource and reserve estimate is expected at the completion of the feasibility study. In accordance with the prefeasibility design, production would average 180,000 tonnes per year of copper and 6,000 tonnes per year of molybdenum over the 22 year mine life, with higher production in the first five years.

Galore Creek (50%)

The Galore Creek project team is currently executing a $25 million work program for 2012 which was previously approved by the partners. The 2012 work program is primarily focused on infill and geotechnical drilling to support the advanced engineering work that was completed in the fourth quarter of 2011. The program will include approximately 25,000 metres of drilling anticipated to start in the second quarter.

COAL

Teck Coal Partnership (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31,
	2012	2011

Production (000's tonnes)	6,265	4,379

Sales (000's tonnes)	5,305	4,950

Average sale price
US$/tonne	$223	$207
C$/tonne	$226	$206

Operating expenses (C$/tonne)
Cost of product sold	$70	$76
Transportation	$34	$34
Depreciation and amortization	$20	$24

Gross profit summary ($ millions)
Before depreciation and amortization	$645	$477
Depreciation and amortization	(105)	(121)
After depreciation and amortization	$540	$356

18	Teck Resources Limited 2012 First Quarter News Release

Gross profit before depreciation and amortization in the first quarter increased by $168 million over last year due primarily to higher selling prices, increased sales volumes, and lower unit cost of product sold.

Production for the first quarter increased by 43% compared with the same quarter of 2011. This significant increase is due partly to our expanded production capacity and partly to unusual weather-related events and the strike at our Elkview mine in the first quarter of 2011.

We continue to execute our growth strategy, with approximately $65 million of investments in expansion capital made during the quarter, including investments in the Quintette re-opening project, expansion of the maintenance shop at the Fording River mine to accommodate new larger capacity haul trucks, and the expansion of the processing plant at the Elkview mine, which has now been commissioned. The volume of material moved in the first quarter exceeded our previous best first quarter by more than 15%. Unless we are required to restrict production because of customer demand, we expect to produce 24.5 to 25.5 million tonnes in 2012.

The average coal price of US$223 per tonne in the first quarter was up 8% over last year. Quarterly contract prices for the first quarter of 2011 were finalized in late 2010 before the severe flooding in Australia caused significant supply disruptions in the seaborne steelmaking coal market, which resulted in a spike in prices in early 2011. Market conditions subsequently turned downward in the latter part of 2011 as supply gradually returned to normal and uncertainty over the global economic conditions grew. We have agreed on prices with the vast majority of our quarterly contract customers for the second quarter of 2012 based on pricing of approximately US$206 per tonne for our highest quality product. As of the date of this release, we have sold approximately 6.3 million tonnes of coal for delivery in the second quarter at an average price of US$202 per tonne, which is roughly balanced with our expected production for the quarter. Vessel nominations for quarterly contract tonnage are determined by our customers and final sales for the quarter will depend on vessels arriving at port as scheduled, as well as on the level of additional spot sales.

Unit cost of product sold in the first quarter before transportation and depreciation charges of $70 per tonne improved over 2011 as the fixed costs were spread over a significantly larger production volume. We continue to experience cost pressures arising from general inflation in most of our input cost categories and we expect our 2012 annual cost of product sold to fall within a range of $72 to $78 per tonne, for our current production plans.

Unit transportation costs were unchanged quarter-over-quarter and we continue to expect our 2012 annual unit transportation costs to fall within the range of $34 to $38 per tonne.

Depreciation and amortization decreased by $4 per tonne due to the significant increase in coal reserves recorded in 2011 as a result of our drilling program. Certain of our capital assets are depreciated on a units-of-production basis over proven and probable reserves.

The feasibility study for the re-opening of our Quintette mine in northeast British Columbia is progressing. Additional work is ongoing to ensure water management plans are complete for inclusion in the permit application and to update the mine plan based on additional drilling. This information will be included in the study, which is due for completion in the second quarter. Long-lead equipment items, including trucks, shovels and drills, have been ordered, preliminary on-site work has commenced and stakeholder consultation processes are ongoing. Assuming permits are approved on a timely basis and development proceeds as currently planned, the

19	Teck Resources Limited 2012 First Quarter News Release

mine could be in production in the second half of 2013 with production ramping up through 2014 to approximately three million tonnes per year.

Work is ongoing to develop and implement selenium management plans for each of our six operating coal mines and the Quintette project. It is possible that permitting for current and future projects may be delayed or withheld until appropriate selenium management plans are developed and implemented. We have begun to implement a number of measures, including a water treatment plant, entailing expenditures of approximately $80 million over the next 3 years, however, our plans are not yet complete and additional costs may be incurred, which may be significant.

20	Teck Resources Limited 2012 First Quarter News Release

ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31,
	2012	2011

Metal production
Zinc (000's tonnes)	74.0	71.9
Lead (000's tonnes)	21.0	22.5
Silver (million ounces)	5.4	5.4

Metal sales
Zinc (000's tonnes)	76.2	73.1
Lead (000's tonnes)	21.7	19.8
Silver (million ounces)	5.5	5.4

Cost of sales ($ millions)
Concentrates	$328	$296
Operating costs	$100	$87
Distribution costs	$27	$25
Depreciation and amortization	$12	$12

Gross profit summary ($ millions)
Before depreciation and amortization	$40	$77
Depreciation and amortization	(12)	(12)
After depreciation and amortization	$28	$65

Trail’s first quarter gross profit before depreciation and amortization declined by $37 million from the same period a year ago primarily due to higher costs paid for silver purchased in concentrates. Lower prices for zinc and lead were partially offset by higher production and corresponding higher sales volumes.

Refined zinc production increased from a year ago as a result of improved process reliability and less downtime of the plant facilities. Lead production was 7% lower than a year ago despite achieving record feed rates into the KIVCET furnace, as there were lower lead inputs contained in the feed mix. A scheduled lead refinery shut down in March also impacted lead and silver production in the first quarter.

Concentrate purchases increased by $32 million in the quarter compared with a year ago, which reflects higher costs for silver. Operating costs rose by $13 million to $100 million primarily as a result of the higher production levels.

Construction of a new slag fuming furnace and settling furnace remains on time and budget, with early-works construction activity in progress and start-up scheduled for 2014. Construction

21	Teck Resources Limited 2012 First Quarter News Release

of a new acid plant also remains on time and budget with engineering advancing, supply of major component equipment underway, with the start-up scheduled for late 2013.

Subsequent to quarter end, the Federal District Court for the Eastern District of Washington issued an order striking our affirmative defense of apportionment in the Lake Roosevelt CERCLA litigation. We are reviewing the order with counsel and are assessing our options.

Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31,
	2012	2011

Tonnes milled (000's)	859	921

Zinc
Grade (%)	17.9	18.8
Recovery (%)	83.6	82.3
Production (000's tonnes)	128.3	142.8
Sales (000's tonnes)	120.5	101.0

Lead
Grade (%)	4.7	4.8
Recovery (%)	57.4	47.7
Production (000's tonnes)	23.4	21.2
Sales (000's tonnes)	-	-

Cost of sales (US$ millions)
Operating costs	$35	$24
Distribution costs	$23	$19
Royalties (NANA)	$18	$15
Depreciation and amortization	$13	$12

Gross profit summary ($ millions)
Before depreciation and amortization	$77	$86
Depreciation and amortization	(13)	(12)
After depreciation and amortization	$64	$74

Red Dog’s gross profit in the first quarter before depreciation and amortization decreased by $9 million compared with the same period a year ago, as lower zinc prices and higher operating costs were partially offset by higher zinc sales volumes. Zinc sales volumes in the first quarter increased by 19% compared with the same period a year ago as a result of timing of sales.

Zinc production in the first quarter of 2012 decreased by 10% compared with a year ago to 128,300 tonnes due to lower mill throughput and lower ore grades. Throughput decreased by 7% due to harder, higher silica ore from the Aqqaluk pit and lower mill availability. Zinc ore

22	Teck Resources Limited 2012 First Quarter News Release

grades declined as the majority of ore feed was from the lower-grade Aqqaluk pit. Mining from the main pit was completed on February 29, 2012 and backfilling with Aqqaluk waste has started. Operating costs rose in the first quarter compared with a year ago as a result of higher sales volumes, increased fuel costs and higher input costs.

In accordance with the agreements governing our development of the mine, the net profits royalty that we pay to NANA Development Inc. will increase to 30% in the fourth quarter of 2012 from the current 25%.

Sales volumes of contained zinc metal are estimated at approximately 65,000 tonnes in the second quarter.

ENERGY

Fort Hills Project

Engineering studies are ongoing to update the design basis for the project and improve the accuracy of the cost estimates in anticipation of a project sanction decision by the partners in 2013. Assuming the partners sanction Fort Hills (Phase One), production is anticipated to start in mid to late 2016, ramping up to approximately 160,000 barrels per day of bitumen production.

Suncor, operator of Fort Hills, has provided a 2012 project spending estimate of approximately $800 million, which includes engineering, site preparation activities, procurement of some long lead items and early works. Our share of the 2012 spending is expected to be $220 million, including our ongoing earn-in commitments.

Frontier Project

The Frontier project has been designed for up to four production lines with a total capacity of approximately 277,000 barrels per day of bitumen. The first two production lines are planned to have a production capacity of 159,000 barrels per day. The Frontier project includes the development of Equinox as a satellite operation.

The Frontier project regulatory application was submitted to regulators on November 25, 2011. On January 19, 2012 the federal environment minister announced the referral of the Frontier regulatory application to an independent review panel. The Frontier project requires various provincial and federal regulatory reviews and conducting these reviews in parallel can streamline and improve the regulatory process.

On March 29, 2012 as part of its 2012 budget, the federal government announced specific regulatory review timeframes, which may apply to the Frontier project, providing greater certainty to the timing of the regulatory review process while maintaining a thorough and rigorous review.

In January 2012, we announced an agreement to acquire SilverBirch Energy Corporation through a plan of arrangement involving the spin out of the assets of SilverBirch, other than its 50% interest in the Frontier project and Equinox. The transaction closed on April 4, 2012 and resulted in a net cash outlay of $432 million. This creates a simplified ownership structure for Frontier, provides an opportunity to explore new partnerships and other alternatives to move the

23	Teck Resources Limited 2012 First Quarter News Release

project towards development. With this acquisition our total contingent resources, estimated as at December 31, 2011, for all of our oil sands projects increased by 67% to a total of 3.5 billion barrels of bitumen.

No field exploration activities are planned in 2012 and the key focus will be on supporting the regulatory application review, consultations with stakeholders and ongoing engineering studies.

There is no certainty that it will be commercially viable to produce any portion of our contingent bitumen resources.

Lease 421 Area Project

During the first quarter, we acquired for $27 million a 50% working interest in Lease 899, which is immediately southwest and adjacent to the Lease 421 Area. This increases the contiguous land area of the Lease 421 Area project, of which we own 50%, by 34%.

A total of 30 coreholes had been previously completed on Lease 899. Initial results indicate the potential for a mineable resource, however further core hole drilling is required to establish the quantity and quality of any potential resource.

No field exploration activities are planned in 2012.

Wintering Hills Wind Power Project

The Wintering Hills Wind Power Project became fully operational in November 2011. During the first quarter of 2012, our share of the power generation was 27 GWhs. Our share of expected power generation in 2012 is 80 GWhs, which will result in 50,000 tonnes of CO2 equivalent offsets.

OTHER COST AND EXPENSES

Financing expenses were $165 million in the first quarter compared with $131 million a year ago. The debt interest component of our financing expense increased from $93 million to $121 million in the quarter, as a result of our higher debt levels arising from the US$2 billion of notes issued in July 2011. The effect of the higher debt was partly offset by the ongoing effect of liability management transactions initiated in 2010 in which we replaced high-yield notes with lower cost notes with longer maturities. The effect of liability management transactions implemented to date, which includes the issuance of US$1 billion of new notes and the redemption of US$1.05 billion of our high-yield notes in this quarter, has increased the average term of our debt to 15.1 years and reduced the average coupon rate of our debt to 6.00%.

Other operating income, net of other expense, was $80 million in the first quarter compared with a $12 million expense in the first quarter of 2011. Included in other operating income was $94 million of positive price adjustments in the first quarter arising primarily from increasing copper prices. This compares with negative pricing adjustments of $28 million in the first quarter of 2011.

24	Teck Resources Limited 2012 First Quarter News Release

The table below outlines our outstanding receivable positions, which were provisionally valued at March 2012, and our receivable positions provisionally valued at, December 31, 2011.

	Outstanding at		Outstanding at
	March 31, 2012		December 31, 2011
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	129	3.83	164	3.43
Zinc	146	0.91	184	0.83

Non-operating income, net of expenses, includes items that arise from financial and other matters and includes such items as foreign exchange, debt refinancing, realized gains or losses on marketable securities and gains and losses on the revaluation of fixed price call options on certain of our high-yield notes. In the first quarter of 2012, other non-operating expense was $347 million. The principal components were a $414 million charge on the redemption of a portion of our high-yield notes and a mark-to-market gain of $67 million on the revaluation of our call option on this and other debt. This compares with $15 million of other income in the first quarter of 2011.

Income and resource taxes for the quarter were $216 million, or 47% of pre-tax earnings, which is higher than the Canadian statutory income tax rate of 25%. This was mainly due to the effect of the debt redemption costs, resource taxes and higher tax rates in foreign jurisdictions. The debt redemption costs incurred in the quarter were not wholly tax deductible, and therefore, had a significant effect on increasing our overall tax rate this quarter. Our tax rate on adjusted profit was 36% this quarter, compared to 35% for 2011 as a whole. The increase is primarily due to the impact of the new mining tax regime and additional taxes in Peru. We are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.

OPERATING CASH FLOW, FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes in non-cash working capital items, was $1.0 billion in the first quarter compared with $874 million a year ago.

Changes in non-cash working capital items resulted in a use of cash of $351 million in the first quarter compared with $120 million in the same period a year ago. This buildup of working capital primarily relates to increased coal inventories and the timing of royalty and bonus payments.

Expenditures on property, plant and equipment were $319 million in the first quarter and included $140 million on sustaining capital and $179 million on major development projects. The largest components of sustaining expenditures were at our coal operations which totalled $80 million. Major development expenditures included $13 million for preparatory stripping for Highland Valley Copper’s mine life extension project, $29 million for Antamina’s expansion, $14 million at the Quebrada Blanca hypogene project and $65 million at our coal operations. The expenditures at our coal operations are largely to enable us to incrementally expand production at existing operations. We also purchased a 50% interest in an oil sands lease for $27 million.

25	Teck Resources Limited 2012 First Quarter News Release

We also made investments totaling $168 million in the first quarter, primarily in a number of publicly traded companies.

We have committed bank credit facilities aggregating $1.2 billion, the majority of which mature in 2015. The current unused availability under these facilities, after drawn letters of credit, amounts to $1.1 billion.

OUTLOOK

We continue to experience volatile markets for our products. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial impact on our business. The uncertainty over the ongoing economic conditions in Europe continues to have an effect on the global economy, and this may affect both prices and shipments to our customers.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at March 31, 2012, all of our U.S. dollar denominated debt is designated as a hedge against our U.S. dollar denominated foreign operations and working capital items. As a result, any foreign exchange gains or losses arising on our designated U.S. dollar debt are recorded in other comprehensive income.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, foreign exchange forward sales contracts, fixed price forward metal sales contracts, prepayment rights on senior debt notes and settlements receivable and payable. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

26	Teck Resources Limited 2012 First Quarter News Release

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2012	2011				2010
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$2,547	$2,972	$3,380	$2,796	$2,366	$2,716	$2,414	$2,198	$1,895

Gross profit	918	1,212	1,571	1,197	897	1,127	926	848	621

EBITDA	781	1,304	1,660	1,461	1,034	1,013	921	888	1,504

Profit (note 1)	218	637	814	756	461	325	316	283	896

Earnings per share	$0.37	$1.08	$1.38	$1.28	$0.78	$0.55	$0.54	$0.48	$1.52

Cash flow from operations	$644	$1,199	1,383	621	754	1,156	771	834	513

(1)	Attributable to shareholders of the company.

OUTSTANDING SHARE DATA

As at April 23, 2012 there were 576,562,397 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 7,143,646 director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 21 of our 2011 year end financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, our future production at our business units and individual operations, profit and cash flow, sales volume and selling prices for our products (including settlement of coal contracts with customers), plans and expectations for our development projects, forecast operating costs, expected progress, costs and outcomes of our various projects and investments, including but not limited to those described in the discussions of our operations, the sensitivity of our earnings to changes in commodity prices and exchange rates, the impact of potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, increased coal and copper production as a result of our expansion plans, timing of

27	Teck Resources Limited 2012 First Quarter News Release

completion and results of our modernization program at Highland Valley, the statements under the heading “Copper Development Projects”, including the anticipated production, results and costs relating to our Quebrada Blanca Phase 2 program, the timing and anticipated production from the reopening of the Quintette coal mine, capital expenditures and mine production costs, unit cost of product for coal, unit transportation costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, timing of completion of studies on our projects and the impact of measures to manage selenium discharges. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, and changes or further deterioration in general economic conditions.

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

28	Teck Resources Limited 2012 First Quarter News Release

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2011, filed on SEDAR and on EDGAR under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2012 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Tuesday, April 24, 2012. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

29	Teck Resources Limited 2012 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended
	March 31,
(Cdn$ in millions, except for share data)	2012	2011

Revenues	$2,547	$2,366

Cost of sales	(1,629)	(1,469)

Gross profit	918	897

Other operating expenses
General and administration	(28)	(30)
Exploration	(24)	(16)
Research and development	(5)	(7)
Other operating income (expense) (Note 2)	80	(12)

Profit from operations	941	832

Finance income	31	25
Finance expense (Note 3)	(165)	(131)
Non-operating income (expense) (Note 4)	(347)	15
Share of losses of associates	(3)	(3)

Profit before tax	457	738

Provision for income and resource taxes	(216)	(251)

Profit for the period	$241	$487

Profit attributable to:
Shareholders of the company	$218	$461
Non-controlling interests	23	26

Profit for the period	$241	$487
Earnings per share
Basic	$0.37	$0.78

Diluted	$0.37	$0.78

Weighted average shares outstanding (millions)	586.0	590.7

Shares outstanding at end of period (millions)	585.9	590.8

30	Teck Resources Limited 2012 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended
	March 31,
(Cdn$ in millions)	2012	2011

Profit for the period	$241	$487

Other comprehensive income (loss) in the period
Currency translation differences (net of taxes of $(16) and $(16))	(46)	(41)
Available-for-sale financial instruments (net of taxes of $(19) and $1)	142	(6)
Cash flow hedges (net of taxes of $nil and $1)	(1)	(2)
Actuarial gain (loss) on retirement benefit obligations (net of taxes of $7 and $(10))	(13)	24

Total other comprehensive income (loss) for the period	82	(25)

Total comprehensive income for the period	$323	$462

Other comprehensive income (loss) attributable to:
Shareholders of the company	85	(24)
Non-controlling interests	(3)	(1)

	82	(25)

Comprehensive income attributable to:
Shareholders of the company	303	437
Non-controlling interests	20	25

	$323	$462

31	Teck Resources Limited 2012 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)
	Three months ended March 31,
(Cdn$ in millions)	2012	2011

Operating activities
Profit for the period	$241	$487
Adjustments for:
Depreciation and amortization	213	216
Provision for deferred income and resource taxes	70	81
Share of losses of associates	3	3
Gain on sale of investments and assets	(3)	(10)
Unrealized losses (gains) on derivatives	(66)	6
Foreign exchange losses (gains)	7	(10)
Loss on debt repurchase	414	-
Finance expense	165	131
Finance income	(31)	(25)
Other	(18)	(5)

	995	874
Net change in non-cash working capital items	(351)	(120)
	644	754
Investing activities
Purchase of property, plant and equipment	(319)	(226)
Purchase of financial investments and other assets	(168)	(18)
Proceeds from the sale of investments and other assets	5	21

	(482)	(223)
Financing activities
Issuance of debt	983	-
Repayment of debt	(1,288)	(67)
Debt interest paid	(138)	(34)
Issuance of Class B subordinate voting shares	-	3
Purchase and cancellation of Class B subordinate voting shares	(6)	-
Dividends paid	(235)	(177)
Distributions to non-controlling interests	(6)	(21)

	(690)	(296)

Effect of exchange rate changes on cash and cash equivalents	(77)	(21)

Increase (decrease) in cash and cash equivalents	(605)	214

Cash and cash equivalents at beginning of period	4,405	832

Cash and cash equivalents at end of period	$3,800	$1,046

32	Teck Resources Limited 2012 First Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	March 31,	December 31,
(Cdn$ in millions)	2012	2011

ASSETS

Current assets
Cash and cash equivalents	$3,800	$4,405
Current income and resource taxes receivable	143	101
Trade accounts receivable	1,267	1,242
Inventories	1,800	1,641
	7,010	7,389

Financial and other assets	1,393	1,138
Investments in associates	722	715
Property, plant and equipment	23,089	23,150
Deferred income and resource tax assets	185	180
Goodwill	1,639	1,647
	$34,038	$34,219
LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,223	$1,435
Dividends payable	-	235
Current income and resource taxes payable	122	93
Debt	345	359

	1,690	2,122

Debt	6,543	6,676
Deferred income and resource tax liabilities	5,421	5,342
Retirement benefit obligations	683	691
Other liabilities and provisions	1,495	1,495

Equity
Attributable to shareholders of the company	18,022	17,721
Attributable to non-controlling interests	184	172
	18,206	17,893
	$34,038	$34,219

33	Teck Resources Limited 2012 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Three months ended March 31,
(Cdn$ in millions)	2012	2011

Class A common shares	$7	$7

Class B subordinate voting shares
Beginning of period	6,743	6,795
Share repurchase	(2)	-
Issued on exercise of options	1	3

End of period	6,742	6,798

Retained earnings
Beginning of period	10,858	8,840
Profit for the period attributable to shareholders of the company	218	461
Share repurchase	(4)	-
Actuarial gain (loss) on retirement benefit obligations	(13)	24

End of period	11,059	9,325

Contributed surplus
Beginning of period	97	84
Share-based payment expense	3	3

End of period	100	87

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 5(b))
Beginning of period	16	47
Other comprehensive income (loss) before actuarial loss on retirement benefit obligations	98	(48)

End of period	114	(1)

Non-controlling interests
Beginning of period	172	122
Profit for the period attributed to non-controlling interests	23	26
Other comprehensive loss	(3)	(1)
Other	(2)	(2)
Dividends or distributions	(6)	(21)

End of period	184	124

Total equity	$18,206	$16,340

The accompanying notes are an integral part of these financial statements.

34	Teck Resources Limited 2012 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements. The policies applied in these condensed consolidated financial statements are based on IFRS issued and outstanding as of April 23, 2012, the date the Board of Directors approved the financial statements.

2.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(Cdn$ in millions)	2012	2011

Gain on sale of operating assets	$1	$5
Commodity derivatives	(2)	(7)
Pricing adjustments (a)	94	(28)
Share-based compensation (Note 5(a))	(6)	15
Other	(7)	3

	$80	$(12)

a)	Pricing Adjustments

Sales and purchases of metals in concentrates and cathodes are recognized on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivables and payables will vary as prices for the underlying commodities vary in the metal markets. These pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains for purchases) in a declining price environment and are recorded as other operating income (expense). The profit impact of gains and losses on these financial instruments is mitigated by smelter price participation, royalty interests, taxes and non-controlling interests. It should be noted that while these effects arise on the sale of concentrates, we also purchase concentrates at our Trail refinery where the opposite effects occur.

35	Teck Resources Limited 2012 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

3.	FINANCE EXPENSE

	Three months ended March 31,
(Cdn$ in millions)	2012	2011

Debt interest	$121	$93
Discount and financing fee amortization	5	5
Pension liability accretion	25	23
Decommissioning and restoration provision accretion	17	13
Other	2	2
Less interest capitalized	(5)	(5)

	$165	$131

4.	NON-OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(Cdn$ in millions)	2012	2011

Foreign exchange gains (losses)	$(7)	$9
Other derivative gains	72	1
Debt repurchase and financing costs	(414)	-
Gain on sale of investments	2	5

	$(347)	$15

5.	EQUITY

a)	Share-Based Compensation

During the first quarter of 2012, we granted 1,474,208 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $39.30, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $12.15 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 1.38%, a dividend yield of 2.04% and an expected volatility of 43%.

During the first quarter of 2012, we issued 622,994 deferred and restricted share units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in three years for employees. The total number of deferred and restricted share units outstanding at March 31, 2012 was 2,588,982.

A share-based compensation expense of $6 million (2011 - $15 million recovery) was recorded for the three months ended March 31, 2012 in respect of all outstanding share options and units.

36	Teck Resources Limited 2012 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

5.	EQUITY, continued

b)	Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are:

	March 31,	March 31,
(Cdn$ in millions)	2012	2011

Currency translation adjustment	$(36)	$(108)
Unrealized gains on investments (net of tax of $(21), and $(13))	145	103
Unrealized gains on cash flow hedges (net of tax of nil and $(1))	-	1

	$109	$(4)

Accumulated other comprehensive income (loss) attributable to:
Shareholders of the company	$114	$(1)
Non-controlling interests	(5)	(3)

	$109	$(4)

6.	SEGMENT INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments - copper, coal, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out at arm’s length.

37	Teck Resources Limited 2012 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	SEGMENT INFORMATION, continued

	Three months ended March 31, 2012
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	753	1,198	650	1	-	2,602
Less: Inter-segment revenues	-	-	(55)	-	-	(55)

Revenues	753	1,198	595	1	-	2,547

Gross profit	285	540	93	-	-	918
Other operating income (expenses)	58	(5)	9	-	(39)	23

Profit from operations	343	535	102	-	(39)	941

Net finance expense	(1)	(6)	(6)	-	(121)	(134)
Non-operating income (expenses)	-	-	-	-	(347)	(347)
Share of losses of associates	-	-	-	(2)	(1)	(3)

Profit before tax	342	529	96	(2)	(508)	457

Capital expenditures	114	145	23	32	5	319

Goodwill	436	1,203	-	-	-	1,639

Total assets	7,743	17,218	4,851	1,190	3,036	34,038

	Three months ended March 31, 2011
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	773	1,019	634	-	-	2,426
Less: Inter-segment revenues	-	-	(60)	-	-	(60)

Revenues	773	1,019	574	-	-	2,366

Gross profit	398	356	143	-	-	897
Other operating income (expenses)	(28)	-	(25)	-	(12)	(65)

Profit from operations	370	356	118	-	(12)	832

Net finance expense	(1)	(7)	(4)	-	(94)	(106)
Non-operating income (expenses)	-	-	-	-	15	15
Share of losses of associates	-	-	-	(2)	(1)	(3)

Profit before tax	369	349	114	(2)	(92)	738

Capital expenditures	109	94	9	13	1	226

Goodwill	423	1,203	-	-	-	1,626

Total assets	6,992	16,454	2,766	1,071	1,843	29,126

38	Teck Resources Limited 2012 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	DEBT

a)	Notes Issued

In February 2012, we issued US$500 million of senior unsecured notes due March 2019, and US$500 million of senior unsecured notes due March 2042. The 2019 notes bear interest at rate of 3.0% per annum and were issued at 99.705% of face value. The 2042 notes bear interest at rate of 5.20% per annum and were issued at 99.533% of face value. The 2019 and 2042 notes are callable at any time by repaying the greater of the principal amount plus accrued interest and the present value of the principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread. The 2042 notes are callable at 100% at any time on or after September 1, 2041. Our obligation under these notes is guaranteed by our wholly owned subsidiary, Teck Metals Limited.

Net proceeds from these two issues were US$987 million after underwriting discounts and issue costs. The net proceeds, plus cash on hand, were used to finance the redemption described below.

b)	Notes Redeemed

During the first quarter, we redeemed US$1.051 billion aggregate principal amount of outstanding notes. The notes redeemed were comprised of US$530 million of the 9.75% notes due 2014 and US$521 million of the 10.75% notes due 2019. The total payment, including the premium of the repurchase, was US$1.29 billion. We recorded an accounting charge of $414 million in the first quarter in connection with the redemption.

8.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2012, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin (Lake Roosevelt)

Teck American continued studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to conduct a remedial investigation on the Upper Columbia River in Washington State.

Discovery and motion proceedings continue in the Lake Roosevelt litigation involving Teck Metals Ltd. in the Federal District Court for the Eastern District of Washington. The first phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages, is scheduled to be tried in September, 2012. Subsequent to quarter end, an order for summary judgment was issued striking Teck Metals Ltd.’s defense of apportionment. We are reviewing the decision with counsel and are assessing our options.

There is no assurance that we will ultimately be successful in our defense of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

39	Teck Resources Limited 2012 First Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

9.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

10.	SUBSEQUENT EVENT

a)	SilverBirch

On April 4, 2012, we completed the acquisition of SilverBirch Energy Corporation by way of a plan of arrangement under the Canadian Business Corporation Act for a net cash outlay of $432 million. Under the arrangement, substantially all of SilverBirch’s assets, other than its 50% interest in the Frontier and Equinox oil sand projects, were transferred into SilverWillow Energy Corporation (“SilverWillow”), which is now a TSX-V listed company. As part of the arrangement, we also transferred our 50% interest in certain other oil sands leases that were jointly owned with SilverBirch. We now own 100% of the Frontier and Equinox oil sands projects, as well as 4.68 million common shares (8.7%) of SilverWillow issued in connection with the arrangement. The arrangement will be accounted for as an asset purchase.

40	Teck Resources Limited 2012 First Quarter News Release